Bionomics Limited

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

23 January 2003

03003752

SUPPL

SEC MAIL PROCESSING
RECEIVED
FEB 07 2003
WASH. D.C. 165 SECTION

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

per: Jill Mashado
Company Secretary

82-34682

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
23 January 2003

BIONOMICS EXPANDS SCOPE OF EPILEPSY GENE DISCOVERIES

Bionomics (ASX:BNO, US OTC:BMICY) today announced its scientists have developed a new model for inherited human epilepsy known as the digenic model.

According to Bionomics' CEO and Managing Director, Dr Deborah Rathjen, the new model adds another component to the company's world-leading ionX™ drug discovery platform for epilepsy and continues to implicate the critical role of genes which regulate ion channel function as the cause of epilepsy. Ion channels are important regulators of the flow of electrical current in the brain.

"The digenic model is a significant advancement in the understanding of epilepsy genetics, a field in which Bionomics is recognised as world leader," said Dr Rathjen.

"Developed by Professor Sam Berkovic, a member of Bionomics' Scientific Advisory Board and key member of our epilepsy research team, the digenic model represents a breakthrough in our understanding of this debilitating disease and it will guide us towards the discovery of more effective treatments for epilepsy."

Bionomics also announced it had progressed the patent for the digenic model with individual filings in countries around the world. The company now has a total of 6 international patent applications for its ion channel gene discoveries which include the world's first mouse model for human inherited epilepsy and the ionX™ drug discovery platform.

Over the past twelve months, Bionomics has built its portfolio of ion channel gene discoveries from 52 gene variations in 17 genes to a total of 198 gene variations in 30 genes.

Worldwide there are 8.2 epilepsy sufferers per 1000 persons and 30 per cent of patients do not respond to existing drug treatments. In the US alone, 180,000 new cases are diagnosed each year.

About ionX™

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX™ discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. ionX™ incorporates Bionomics' ion channel gene discoveries, novel animal models and a proprietary drug discovery approach. In addition to the epilepsy drug market, ionX™ enables Bionomics to target the global CNS drug market, which is the second largest sector of the pharmaceuticals market, valued in 2001 at US$52 billion and projected to grow to US$77 billion by 2007.

82-34682.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The company has an American Depository Receipts (ADRs) program on the US NASDAQ exchange via the Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

For more information about Bionomics, visit www.bionomics.com.au.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR FRANCIS PLACANICA
VICE PRESIDENT, BUSINESS DEVELOPMENT
BIONOMICS LIMITED
Ph: +61 8 8354 6104

Or visit the Bionomics website on www.bionomics.com.au

Bionomics Limited

29 January 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL PROCESSING
RECEIVED
FEB 07 2003
WASH. D.C. 165 SECTION

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per [signature]
Jill Mashado
Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street, Thebarton, SA, Australia, 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 ...

82-34682

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
29 January 2003

BIONOMICS DEVELOPS MODEL TO ACCELERATE ANGIOGENESIS DRUG DISCOVERY

Bionomics (ASX:BNO, US OTC:BMICY) today announced a breakthrough model which will allow drug developers faster and more effective testing of drug candidates for angiogenesis-related illnesses.

The animal model, NeoVascMouse™, is a valuable new extension to Bionomics' Angene™ drug discovery platform for angiogenesis research. NeoVascMouse™ will be used to validate drug targets and screen for new drugs that affect blood vessel growth. The model is covered by Bionomics recent patent filings.

Bionomics CEO and Managing Director, Dr Deborah Rathjen said the new model provides a significant boost to the company's angiogenesis platform. "There is a real scientific need for a better and more specific animal model for angiogenesis to provide high quality data earlier in the drug discovery process. NeoVascMouse™ meets that need," she said.

Dr Rathjen said the commercial benefits to drug developers would be reduced research costs (by finding out earlier if a drug target is likely to generate good drug leads) and reduced risk of failure (by having better quality data to make critical decisions early).

"We are very excited with NeoVascMouse™. We can now offer Bionomics' collaborators and potential partners a uniquely valuable model for angiogenesis drug discovery, enabling them to move drug candidates closer to the clinic. This gives us a tremendous competitive advantage in the global market for validated drug targets for angiogenesis-related illnesses," Dr Rathjen said.

Bionomics has identified over 114 novel angiogenesis genes and is continuing to identify additional angiogenesis genes within its ongoing research activities.

Bionomics' Angene™ platform

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and characterise novel angiogenesis targets, utilising Bionomics' novel models of angiogenesis. Bionomics is continuing to develop the Angene™ platform and leveraging its unique attributes for the discovery of novel and more effective drugs for the treatment of cancer and inflammatory diseases.

Angiogenesis

Tumours and normal tissues require oxygen and nutrients for their survival and are therefore located close to blood vessels. In order for tumours to increase in size, they must be able to recruit new blood vessels by a process known as angiogenesis. This process is regulated by a balance between pro- and anti-angiogenic molecules, which when disrupted, contributes to cancer growth and metastasis. In addition to its involvement in cancer, angiogenesis is a critical process involved in chronic inflammatory diseases such as rheumatoid arthritis and serious eye diseases, in particular macular degeneration. Industry estimates suggest that diseases that may be treated by angiogenesis based therapies encompass 20 percent of the US$322 billion global pharmaceuticals market.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The company has an American Depository Receipts (ADRs) program on the US NASDAQ exchange via the Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

For more information about Bionomics, visit www.bionomics.com.au

---

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR FRANCIS PLACANICA
VICE PRESIDENT, BUSINESS DEVELOPMENT
BIONOMICS LIMITED
Ph: +61 8 8354 6104

Or visit the Bionomics website on www.bionomics.com.au

Bionomics Limited

31 January 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL PROCESSING
RECEIVED
FEB 07 2003
WASH. D.C.
165

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

pr [signature]
Jill Mashado
Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

82-34682

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN	Quarter ended ("current quarter")
53 075 582 740	31 DECEMBER 2002

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		80	80
1.2	Payments for	(a) staff costs	(470)	(977)
		(b) advertising & marketing	(29)	(53)
		(c) research & development	(501)	(1,128)
		(d) leased assets	0	0
		(e) other working capital	(246)	(372)
1.3	Dividends received		0	0
1.4	Interest and other items of a similar nature received		88	217
1.5	Interest and other costs of finance paid		(76)	(155)
1.6	Income taxes paid		0	0
1.7	Other (provide details if material)		1	1
	R&D Start Grants (including B.I.F)		219	424
	Rent Received		44	81
	Net operating cash flows		(890)	(1,882)

+ See chapter 19 for defined terms.

82-34682

Appendix 4C
Quarterly report for entities admitted on the basis of commitments

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(890)**	**(1,882)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)	0	0
	(b) equity investments		
	(c) intellectual property	0	0
	(d) physical non-current assets	(7)	(22)
	(e) other non-current assets	0	0
1.10	Proceeds from disposal of: (a) businesses (item 5)	0	0
	(b) equity investments	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	0
	(e) other non-current assets	0	0
1.11	Loans to other entities	0	0
1.12	Loans repaid by other entities	0	0
1.13	Other (provide details if material)	0	0
	Net investing cash flows	(7)	(22)
1.14	**Total operating and investing cash flows**	(897)	(1,904)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	0	0
1.16	Proceeds from sale of forfeited shares	0	0
1.17	Proceeds from borrowings	0	0
1.18	Repayment of borrowings	0	0
1.19	Dividends paid	0	0
1.20	Other (capital raising costs)	0	0
	Net financing cash flows	0	0
	Net increase (decrease) in cash held	(897)	(1,904)
1.21	Cash at beginning of quarter/year to date	7,617	8,624
1.22	Exchange rate adjustments to item 1.20	0	0
1.23	**Cash at end of quarter**	6,720	6,720

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	100
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	0	0
3.2	Credit standby arrangements	0	0

+ See chapter 19 for defined terms.

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	454	141
4.2	Deposits at call	6,266	7,476
4.3	Bank overdraft	0	0
4.4	Other (provide details)	0	0
	Total: cash at end of quarter (item 1.22)	6,720	7,617

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not*~~ *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 January 2003
(Director)

Print name: DEBORAH RATHJEN

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.